Exhibit 99.1

XCharge Files 2025 Annual Report on Form 20-F

HAMBURG, Germany & AUSTIN, Texas, April 27, 2026 (GLOBE NEWSWIRE) -- XCHG Limited (“XCharge” or the “Company”) (Nasdaq: XCH), an integrated EV charging and energy solutions company, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2026. The annual report can be accessed on the SEC’s website at https://www.sec.gov and on the Company’s investor relations website at https://investors.xcharge.com/.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s Investor Relations Department at ir@xcharge.com.

About XCharge

XCharge (Nasdaq: XCH) is a global supplier of high-performance electric vehicle charging solutions and energy storage solutions. The company has headquarters in Hamburg and Austin, working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

For investor and media inquiries, please contact:

XCharge

IR Department

Email: ir@xcharge.com

Water Tower Research Asia

Feifei Shen, CFA

Tel: +86 134-6656-6136

Email: feifei@watertowerresearch.com